Filed by Endo, Inc.

(Commission File No.: 333-280767)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Endo, Inc.

(Commission File No.: 333-280767)

The following is a transcript of an earnings conference call held by Endo, Inc. (“Endo”) on May 7, 2025.

Endo, Inc.

Q1 2025 Earnings Conference Call

Event Date/Time: May 7, 2025 — 8:30 a.m. E.T.

Length: 24 minutes

Corporate participants

Laure Park

Endo, Inc. — Senior Vice President, Investor Relations and Corporate Affairs

Scott Hirsch

Endo, Inc. — Interim CEO

Mark Bradley

Endo, Inc. — Executive Vice President and Chief Financial Officer

Conference Call Participants

Rishi Parekh

JP Morgan — Analyst

Hamed Khorsand

BWS Financial — Analyst

PRESENTATION

Operator

Thank you for standing by. Welcome to the Earnings Conference Call for Endo, Inc.

This call is being recorded. If you have any objections, you may disconnect at this time.

I would now like to turn the call over to Laure Park, Senior Vice President of Investor Relations and Corporate Affairs. You may begin.

Laure Park — Senior Vice President, Investor Relations and Corporate Affairs, Endo, Inc.

Thank you. Good morning and thank you for joining us to discuss Endo, Inc.’s first quarter 2025 financial results.

Joining me on today’s call are Scott Hirsch, Interim CEO and member of the Board of Directors; and Mark Bradley, Executive Vice President and CFO.

We have prepared a slide presentation to accompany today’s webcast. And that presentation, as well as other materials, can be found in the Investor section at endo.com.

I would like to remind you that any forward-looking statements made by management on today’s call are covered under the US Private Securities Litigation Reform Act of 1995 and are subject to significant changes, risks, and uncertainties described in our earnings release and other press releases and in our SEC filings. Actual results may differ materially from those set forth in any forward-looking statements.

As previously disclosed, substantially all of Endo International’s assets were acquired by Endo, Inc. on April 23, 2024, pursuant to Endo International’s plan of reorganization. Endo, Inc.’s first quarter 2025 financial results reflect the effects of the plan of reorganization and the application of fresh-start accounting.

During this call, all references to first quarter 2025 results refer to Endo, Inc. All references to first quarter 2024 results refer to Endo International PLC.

In addition, during today’s call, we may refer to non-GAAP financial measures that are not prepared in accordance with accounting principles generally accepted in the United States and that may be different from non-GAAP financial measures used by other companies. Investors are encouraged to review our current report on Form 8-K furnished with the SEC for our reasons for including those non-GAAP financial measures in our earnings release and presentation.

The reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures are contained in our earnings release issued earlier this morning, unless otherwise noted therein.

This call does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.

In connection with the potential combination between Mallinckrodt and Endo, Mallinckrodt has filed with the SEC a registration statement that includes a joint proxy statement of Mallinckrodt and Endo and a prospectus for Mallinckrodt shares.

The joint proxy statement prospectus and other relevant documents filed by Mallinckrodt and Endo with the SEC will be available free of charge at the respective company’s Investor Relations web pages or at the SEC’s website. You should review such materials filed or to be filed with the SEC carefully because they contain or will contain important information about Endo, Mallinckrodt, the business combination and related matters, including information about certain of their respective directors, executive officers, and other employees who may be deemed to be participants in the solicitation of proxies in connection with the business combination and about their interest in the solicitation.

As outlined on Slide 9, during today’s call, Scott will provide a first quarter performance and business update. Mark Bradley will then walk you through the financial results and 2025 outlook, and then we will open it up for Q&A.

I would now like to turn the call over to Scott.

Scott Hirsch — Interim CEO, Endo, Inc.

Thank you, Laure, and thank you to everyone for joining us this morning.

Let’s start on Slide 11, which provides our first quarter financial performance and recent business highlights.

I am pleased that Endo had a good start to the year, with all segments of the business performing in line with our expectations. We had a number of moving pieces during the quarter, including our announced merger with Mallinckrodt and the divestiture of International Pharmaceuticals business, and yet the Company continued to execute on target.

Driven by strong XIAFLEX performance and continued lidocaine patch strength, first quarter 2025 revenues were $393 million and adjusted EBITDA was $99 million.

Based on this performance, we are reaffirming our full year financial guidance for 2025.

Our first quarter performance was anchored by yet another attractive XIAFLEX growth performance. Total XIAFLEX revenues grew 7 percent versus the first quarter of 2024 and demonstrated growth across both on-market indications.

We also advanced our Sterile Injectables business. In first quarter 2025, we expanded customer adoption for our ADRENALIN RTU bag, which was launched during the fourth quarter of 2024.

Consistent with our comments last quarter, we invested in our sterile operational and development capabilities, and we progressed our Injectables pipeline with three new FDA submissions in the quarter.

As a result, we are on track to achieve our Sterile Injectables pipeline goal of seven submissions and three product launches in 2025.

As mentioned last quarter, we announced the planned combination with Mallinckrodt, as well as the divestiture of our International Pharmaceuticals business. These transactions provide meaningful transformation to the Company and are expected to enhance the combined growth potential and value creation. Both transactions remain on track and I will provide more details about our progress in a moment.

Moving to Slide 12 and diving into the segment-level performance, starting with the Branded Pharmaceuticals segment.

Branded revenues grew 4 percent in first quarter 2025 compared to first quarter 2024. This growth was primarily driven by a 7 percent increase in XIAFLEX revenues compared to the prior year.

During the first quarter of ‘25, both XIAFLEX indications delivered solid revenue growth.

First quarter 2025 revenues from Peyronie’s disease and Dupuytren’s contracture grew 9 percent and 5 percent respectively compared to the prior year. This growth was primarily driven by an increase in volumes associated with underlying demand and is reflective of our continued

efforts to drive consumer awareness and patient access, along with our focus on improving the provider experience.

Moving to the Sterile Injectables segment.

First quarter 2025 revenues were $71 million compared to $98 million in the prior year. This change was primarily driven by continued competitive pressure on VASOSTRICT and ADRENALIN vials. However, we are seeing strong customer adoption of our recently launched ADRENALIN RTU bag.

We expect to see continued growth in the ADRENALIN RTU customer base throughout the year as we increase the availability of supply and introduce additional dosage forms. Based on this, we expect growth in revenue from the ADRENALIN RTU bag to offset ongoing competitive pressure on the ADRENALIN vials in the second half of 2025.

With respect to the Sterile Injectables pipeline, I am pleased by the solid progress we have made early this year. Following our previously communicated strategic review and internal realignment, the segment has successfully gained traction in the pipeline build.

In the first quarter, we completed three new FDA submissions and we are on track to achieve our Sterile Injectables pipeline goal of seven submissions and three product launches this year. We are very happy with the progress from our renewed focus and effort.

First quarter 2025 Generic Pharmaceuticals segment revenues were $99 million compared to $103 million in the prior year.

Lidocaine patch revenues increased 16 percent compared to prior year as we continue to provide the market with reliable supply. This growth partially offset competitive pressure across a number of products, notably dexlansoprazole delayed-release capsules

First quarter 2025 revenues from the International Pharmaceuticals segment were $13 million compared to $17 million in prior year. This change was primarily driven by the known expiration of a product distribution licence that lapsed in fourth quarter of last year.

Moving to Slide 13.

I am pleased by the continued performance of our XIAFLEX franchise. The chart on the left shows the growth in first quarter XIAFLEX revenues over the past several years.

It is important to note the current diagnosis and treatment rates for both on-market indications remain low, providing the opportunity for continued future growth. We remain confident in XIAFLEX remaining a long-term growth driver for the Company based on patient adoption and market expansion of our current indications, as well as our development pipeline and durable IP estate.

Turning to Slide 14.

To my previous point, we are continuing investments to drive XIAFLEX brand awareness and improve the patient and provider experience.

During the first quarter, we launched new campaigns for both Peyronie's disease and Dupuytren’s contracture.

Our new Peyronie's disease campaign named, I Got Somebody, encourages men to openly discuss PD and connect with trusted healthcare providers to discuss non-surgical treatment options.

In February, we launched our first branded Dupuytren’s contracture campaign featuring Steve, a real-life XIAFLEX-treated patient, and his spouse.

We are also modernizing our go-to-market strategies to leverage artificial intelligence and data science to improve the patient experience. For example, we are analyzing data from our patient call centres with AI tools to quickly identify and implement solutions to address pain points and customer engagement.

Many patients prefer non-surgical treatments for Peyronie’s and Dupuytren’s. Approximately 90 percent of commercial patients pay zero out of pocket. Therefore, we are working to streamline responses to patients with questions about XIAFLEX treatment, questions about providers, or questions about their cost and coverage.

This real-time engagement enables us to optimize the flow of information across patient interactions and support our goal of an increasingly productive experience for our patients.

Additionally, we believe that a high-touch provider approach focused on education and a seamless XIAFLEX acquisition experience will increase physician loyalty and support the preferential use of XIAFLEX as a non-surgical treatment option.

Accordingly, we recently expanded our new Spatial Computing Injection Simulator to help urology specialists refine their injection technique for the administration of XIAFLEX in the treatment of Peyronie’s disease. Our simulator now supports hand and urology specialists to interact with both physical and digital objects using lifelike physical models and digital content through an Apple Vision Pro app.

Endo’s Spatial Computing Injection Simulator represents a major leap forward in enhancing patient care. We believe this first-of-its-kind educational technology in the pharmaceuticals sector will support injection training and help build provider confidence.

Turning to Slide 15.

We continue to explore the potential to drive further XIAFLEX growth by expanding into new musculoskeletal and urological indications.

Recently, we retained an independent data-monitoring committee to complete a blinded interim analysis of our Phase 3 Plantar Fibromatosis PFI program. The independent data-monitoring committee completed their assessment and recommended we continue the study unchanged. Based on current recruitment status, we expect to report top-line PFI results around year-end.

Our Plantar Fasciitis program remains under review following results from our Phase 2A clinical study communicated last quarter.

In the second half of this year, we plan to initiate development activities across three new indications. These include a Phase 1 proof-of-concept study for hammer toe, preparations for our first in-human studies for urethral stricture, and an IND submission for arthrofibrosis of the knee post-knee arthroplasty. Like our currently approved indications, these include objective endpoints, which we believe present strong probabilities of clinical success.

In all three indications, XIAFLEX may offer non-surgical treatment options for conditions where the current standard of care often includes surgical intervention.

Turning to Slide 16.

Sterile injectables and acute care capabilities continue to represent an attractive growth pillar. We currently provide approximately 40 on-market sterile injectable products to over 95 percent of hospitals in the US. These products are primarily manufactured in the US at our Rochester, Michigan facility.

Following our previously discussed review of the Sterile Injectables business and pipeline prioritization changes, we believe we are better positioned to leverage our sterile injectable capabilities, improve execution, and deliver growth in this segment.

We are actively investing in our pipeline to meet the needs of our customers, which includes essentially every hospital in the country, by providing dependable, high-quality, FDA-approved sterile injectable products.

Approximately 60 percent of our sterile injectable pipeline consists of ready-to-use and other differentiated projects that are intended to help reduce complexity and improve efficiency in hospital and acute care settings. I am pleased by our Sterile Injectables pipeline progress.

Moving to Slide 17.

I’d like to provide an update on the ongoing transformation of the Company.

We are actively working toward the merger with Mallinckrodt to create a global, scaled, diversified pharmaceutical industry leader. As I stated in March, we believe this combination will strengthen both businesses and unlock value across the combined Branded Generics and Sterile Injectables segments.

The combination of our highly complementary portfolios and the ability for each business to focus resources on growth generation will also strengthen our ability to serve patients and customers.

Following the combination and subsequent separation of the Generics and Sterile Injectables business, we believe the focused companies will have enhanced financial flexibility to invest in growth opportunities and create value.

In April, the antitrust submission was filed and Mallinckrodt filed a registration statement with the SEC, which included a preliminary joint proxy statement and prospectus.

In addition, our joint transaction planning teams are working very well together. We continue to expect the transaction to close in the second half of the year.

Additionally, the divestiture of our International business remains on track. This transaction will enable us to more sharply focus our time, energy, and resources on our core growth businesses, while putting these assets in the hands of a company focused on commercializing in Canada. We continue to expect this transaction to close in mid 2025.

Before turning the call to Mark, I want to thank our Endo team members for their continued commitment and achievement during an incredibly active time.

With that, let me turn the call to Mark, who will take us through the rest of the financial discussion.

Mark Bradley — Executive Vice President and Chief Financial Officer, Endo, Inc.

Thank you, Scott.

On Slide 19, you will see a summary of our enterprise revenue and non-GAAP financial results for first quarter 2025 compared to prior year.

As Scott detailed earlier, first quarter 2025 revenues decreased compared to prior year, primarily due to competitive pressures across our Sterile Injectables and Generic Pharmaceuticals segments, which were partially offset by growth in our Branded Pharmaceuticals segment.

First quarter 2025 adjusted EBITDA was $99 million compared to $146 million in the first quarter 2024. This change was primarily driven by decreased revenues and a lower adjusted gross margin due to changes in segment and product mix, coupled with investments in our Sterile Injectables manufacturing network.

We also made additional investments in R&D to support the development of our Sterile Injectables pipeline.

First quarter 2025 adjusted net income was $24 million compared to $131 million in the first quarter 2024. This change was primarily due to the decrease in adjusted EBITDA that I just mentioned, coupled with an increase in interest expense.

We ended the first quarter of 2025 with approximately $370 million of unrestricted cash and cash equivalents and a net debt-to-adjusted EBITDA ratio of approximately 3.6 times.

Turning to Slide 20, we are reaffirming our full year 2025 financial guidance.

We expect 2025 revenues to be between $1.78 billion and $1.86 billion, and adjusted EBITDA to be between $620 million and $650 million.

Revenue by segment, adjusted gross margin as a percentage of revenues, and adjusted operating expenses also remain unchanged.

As I mentioned in our last earnings call, we expect adjusted EBITDA to be lower and our net debt-to-adjusted EBITDA ratio to be higher in the first half of 2025 compared to the second half of 2025. This phasing is expected to be primarily driven by XIAFLEX revenues, which are typically higher in the second half of the year, as well as the ramp-up in revenues in the second half of the year from recently launched sterile products, including the ADRENALIN RTU bag.

Operating expenses are also expected to be higher in the first half of the year.

Finally, it’s important to note that our 2025 guidance does not reflect the impact from the divestiture of the International Pharmaceuticals business, which is expected to close in the middle of 2025.

Additionally, our 2025 financial guidance does not include any potential impact related to tariff or trade policy changes. We believe our potential tariff exposure is manageable, considering that four of our five primary manufacturing sites are in the US and approximately 70 percent of our revenues are from products produced in the US.

Having said that, our Generic segment has the most exposure to potential tariffs, specifically on imports from India. To mitigate potential tariff exposure, we are assessing inventory levels for several key on-market products that are currently produced outside of the US and evaluating the future commercial production location for certain sterile injectable pipeline products.

I will now turn the call over to Laure to manage questions.

Laure Park

Thank you, Mark.

Operator, can we have our first question, please?

Q&A

Operator

Thank you. Ladies and gentlemen, we will now begin the question-and-answer session. Just a reminder, if you would like to ask a question, please press *, 1 on your telephone keypad. And if you would like to withdraw your question, you may do so by pressing *, 2.

With that, our first question comes from the line of Rishi Parekh with JP Morgan. Please go ahead.

Rishi Parekh — JP Morgan

Hi. Thanks for taking my questions.

I know you said that the first half is going to be weaker than the second half, but the EBITDA that we had in the quarter, from a cadence standpoint, is 16 percent of what your midpoint EBITDA is for the year. Last year is in that mid-20 percent range.

Can you just give us an idea as to how we should think about that ramp in EBITDA? And why you feel comfortable in reaffirming your EBITDA guidance?

Mark Bradley

Yeah. Sure, Rishi. Thanks for the question.

So as I mentioned in the prepared remarks, the first quarter, it wouldn’t be appropriate to analyze the first quarter because of the fact that XIAFLEX is typically lower, primarily lower in the first quarter than in any other quarter. And as I also mentioned, we do expect revenue from recently launched sterile products to ramp up in the second half of the year.

So when you look at the trajectory of revenue, it is much higher in the second half of the year than in the first quarter. And that translates also to a higher gross margin percentage in the second half of the year versus the first quarter.

And as I also mentioned, we are making investments in R&D to support our Sterile Injectables pipeline primarily, as well as the investments to support PFI and some other branded indications. And that timing will subside over the year, so we’ll have lower operating expenses in the second half of the year than in the first quarter or the first half of the year.

So when you take all of these things into consideration, you do see a step-up in the second half of the year, both on revenue, gross margin, and EBITDA versus first quarter.

Rishi Parekh

Okay. And then just from a follow-up standpoint, can you just speak to the gross-to-nets in the quarter, how it fared in this quarter relative to last year?

And then also, considering you’re looking to potentially spin off your Generic and Sterile Injectables business, can you just provide us some sense as to how the other segments perform from an operating income or EBITDA basis?

Thank you.

Mark Bradley

So there was nothing unusual about gross-to-nets in the first quarter versus last year. And I don’t think we’re expecting to see any unusual trends in gross to nets over the remainder of the year.

From an EBITDA perspective, the segments performed as expected in the first quarter and we are expecting them to perform generally in line with our expectations for the full year. There isn’t any meaningful differences in our expectations for the segments versus what we had initially indicated earlier.

Rishi Parekh

Thank you.

Operator

And your next question comes from the line of Hamed Khorsand with BWS Financial. Please go ahead.

Hamed Khorsand — BWS Financial

Hey. Good morning. Could you just talk about the competitive pressures you’re seeing in the sterile injectables? And how are you managing through that?

And were you expecting the ramp and the competitive pressures that you’re talking about now?

Scott Hirsch

Sure, Hamed.

Look, I think the most important perspective in SI is to launch products that are meaningfully differentiated, particularly the RTU products that are ready to use or differentiated dosage form or finished delivery mechanisms that make the hospitals very attractive to your products. We did that with the ADRENALIN RTU bag late in last year and we’re starting to deploy that across the hospital footprint early this year. As Mark indicated, we expect that to get more traction, both with additional hospitals coming online throughout the year, as well as additional dosage forms.

It’s important to say, as we launch additional dosage forms, we solved the challenge at the hospital network in an increasing form as they continue to look for other sources to complete that full dosage-form family. Once we deliver that, we really finalize the solution for them. And so that’s an important piece throughout the year to really offset, as you indicated, the competitive pressures of people trying to solve with other generic forms of the same product.

Hamed Khorsand

Great. And my other question was, when it relates to XIAFLEX marketing campaign that you’re ongoing, is that more to get patients to actually realize you have this drug and it serves this end market? Or are you just hoping that you’re taking share away from another drug?

Scott Hirsch

So as we’ve said, the patient adoption rates are still very low for both Peyronie's and Dupuytren’s indications, which means that informing patients, getting patients to be aware of a non-surgical option is critical to enhancing the overall market-share adoption and interest for the patients that go in. When a patient goes in having seen one of our commercials and asks for product and asks for a non-surgical treatment option, it’s a huge benefit for the physician to actually treat with that. And so that’s really the driver of both indications right now.

Hamed Khorsand

Great. Thank you.

Scott Hirsch

Sure.

Operator

And there are no further questions at this time. I would like to turn it back to Laure Park for closing remarks.

Laure Park

Thank you, all, for joining us this morning. We look forward to providing you with updates as we move forward, and hope you have a great day.

Operator

Thank you, presenters. And ladies and gentlemen, this concludes your conference call for today. We thank you for participating and ask that you please disconnect your lines.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Combination and Where to Find It

In connection with the proposed transaction, on April 23, 2025, Mallinckrodt filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, as amended by Amendment No. 1 filed on May 6, 2025, that includes a joint proxy statement of Mallinckrodt and Endo and that also constitutes a prospectus of Mallinckrodt ordinary shares. Each of Mallinckrodt and Endo may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Mallinckrodt or Endo may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Mallinckrodt and Endo. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about Mallinckrodt, Endo, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt are available free of charge on Mallinckrodt’s website at https://ir.mallinckrodt.com. Copies of the documents filed with the SEC by Endo are available free of charge on Endo’s website at https://investor.endo.com.

Participants in the Solicitation of Proxies

Mallinckrodt, Endo, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Mallinckrodt, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1567892/000110465924046964/tm242936-1_def14a.htm), including under the headings “Corporate Governance”, “Our Director Nominees,” “Board of Directors and

Board Committees,” “Compensation of Non-Employee Directors,” “Executive Officers” “Compensation of Executive Officers,” “Pay Versus Performance,” “Security Ownership and Reporting,” “Equity Compensation Plan Information” and “Proposals 1(A) Through 1(E): Election of Directors”, (ii) Mallinckrodt’s Annual Report on Form 10-K for the fiscal year ended December 27, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001567892/000156789225000010/mnk-20241227.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence”, and (iii) to the extent holdings of Mallinckrodt’s securities by its directors or executive officers have changed since the amounts set forth in Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar? action=getcompany&CIK=0001567892&type=&dateb=&owner=only&count=40&search_text=).

Information about the directors and executive officers of Endo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) the registration statement on Form S-4 that includes a joint proxy statement of Mallinckrodt and Endo, which was filed with the SEC on April 23, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1567892/000110465925037968/tm2512254-1_s4.htm), as amended by Amendment No. 1, which was filed with the SEC on May 6, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1567892/000110465925045088/tm2512254-4_s4a.htm), (ii) Endo's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0002008861/000200886125000007/ndoi-20241231.htm), (iii) Endo’s registration statement on Form S-1, which was filed with the SEC on July 31, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/2008861/000119312524185328/d15705ds1a.htm), including under the headings “Management,” “Executive and Director Compensation of Endo International plc,” “Certain Relationships and Related Party Transactions,” and “Principal and Registering Stockholders” and (iv) to the extent holdings of Endo’s securities by its directors or executive officers have changed since the amounts set forth in Endo’s S-1 registration statement, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar? action=getcompany&CIK=0002008861&type=&dateb=&owner=only&count=40&search_text=). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read these materials carefully before making any voting or investment decisions. You may obtain free copies of these documents from Mallinckrodt or Endo using the sources indicated above.

Information Regarding Forward-Looking Statements

Statements in this communication that are not strictly historical (including, among other things, statements regarding the proposed business combination transaction between Mallinckrodt and Endo, Mallinckrodt and Endo’s plans to combine their generics pharmaceuticals businesses and Endo’s sterile injectables business after the close of the proposed business combination and separate that business from the combined company at a later date, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transactions, the anticipated closing date for the proposed business combination transaction and any other statements regarding events or developments Mallinckrodt and Endo believe or anticipate will or may occur in the future) may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties.

There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things:

(i)	transaction-related risks, including the parties’ ability to successfully integrate Mallinckrodt’s and Endo’s business and unanticipated costs of such integration, which may result in the combined company not operating as effectively and efficiently as expected; uncertainties related to a future separation of the combined generics pharmaceuticals businesses of Mallinckrodt and Endo and Endo’s sterile injectables business; the risk that the expected benefits and synergies of the proposed transactions may not be fully realized in a timely manner, or at all; the risk associated with Mallinckrodt’s and Endo’s ability to obtain the approval of their shareholders and stockholders, respectively, required to consummate the proposed business combination transaction; uncertainty regarding the timing of the closing of the proposed business combination transaction; the risk that the conditions to the proposed business combination transaction may not be satisfied (or waived to the extent permitted by law) on a timely basis or at all or the failure of the proposed business combination transaction to close for any other reason or to close on the anticipated terms, including the intended tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed business combination transaction may not be obtained or may be obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination transaction; unanticipated difficulties, liabilities or expenditures relating to the proposed transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally; certain restrictions on the ability of Mallinckrodt and Endo to pursue certain business activities or strategic transactions during the pendency of the proposed business combination transaction; the effect of the announcement, pendency or completion of the proposed transactions on the long-term value of Mallinckrodt’s ordinary shares and Endo’s common stock; risks that the proposed transactions may disrupt current plans and operations of Mallinckrodt and Endo and their respective management teams and potential difficulties in hiring, retaining and motivating employees as a result of the proposed transactions; risks related to Mallinckrodt’s increased indebtedness as a result of the proposed business combination transaction; significant transaction costs related to the proposed business combination transaction; potential litigation relating to the proposed transactions that could be instituted against Mallinckrodt, Endo or their respective officers or directors; rating agency actions and Mallinckrodt’s and Endo’s ability to access short- and long-term debt markets on a timely and affordable basis; and risks related to the financing in connection with the transaction;

(ii)	risks related to Mallinckrodt’s business, including potential changes in Mallinckrodt’s business strategy and performance; Mallinckrodt’s initiative to explore a variety of potential divestiture, financing and other transactional opportunities; the exercise of contingent value rights by the Opioid Master Disbursement Trust II (the “Trust”); governmental investigations and inquiries, regulatory actions, and lawsuits, in each case related to Mallinckrodt or its officers; Mallinckrodt’s contractual and court-ordered compliance obligations that, if violated, could result in penalties; compliance with and restrictions under the global settlement to resolve all opioid-related claims; matters related to Acthar Gel, including the settlement with governmental parties to resolve certain disputes and compliance with and restrictions under the related corporate integrity agreement; the ability to maintain relationships with Mallinckrodt’s suppliers, customers, employees and other third parties following the emergence from the 2023 bankruptcy proceedings; scrutiny from governments, legislative bodies and enforcement agencies related to sales, marketing and pricing practices; pricing pressure on certain of Mallinckrodt’s products due to legal changes or changes in insurers’ or other payers’ reimbursement practices resulting from recent increased public scrutiny of healthcare and pharmaceutical costs; the reimbursement practices of governmental health administration authorities, private health coverage insurers and other third-party payers; complex reporting and payment obligations under the Medicare and Medicaid rebate programs and other governmental purchasing and rebate programs; cost containment efforts of customers, purchasing groups, third-party payers and governmental organizations; changes in or failure to comply with relevant laws and regulations; any undesirable side effects caused by Mallinckrodt’s approved and investigational products, which could limit their commercial profile or result in other negative consequences; Mallinckrodt’s and its partners’ ability to successfully develop, commercialize or launch new products or expand commercial opportunities of existing products, including Acthar Gel (repository corticotropin injection) SelfJect™ and the INOmax Evolve DS delivery system; Mallinckrodt’s ability to successfully identify or discover additional products or product candidates; Mallinckrodt’s ability to navigate price fluctuations and pressures, including the ability to achieve anticipated benefits of price increases of its products; competition; Mallinckrodt’s ability to protect intellectual property rights, including in relation to ongoing and future litigation; limited clinical trial data for Acthar Gel; the timing, expense and uncertainty associated with clinical studies and related regulatory processes; product liability losses and other litigation liability; material health, safety and environmental laws and related liabilities; business development activities or other strategic transactions; attraction and retention of key personnel; the effectiveness of information technology infrastructure, including risks of external attacks or failures; customer concentration; Mallinckrodt’s reliance on certain individual products that are material to its financial performance; Mallinckrodt’s ability to receive sufficient procurement and production quotas granted by the U.S. Drug Enforcement Administration; complex manufacturing processes; reliance on third-party manufacturers and supply chain providers and related market disruptions; conducting business internationally; Mallinckrodt’s significant levels of intangible assets and related impairment testing; natural disasters or other catastrophic events; Mallinckrodt’s substantial indebtedness and settlement obligation, its ability to generate sufficient cash to reduce its indebtedness and its potential need and ability to incur further indebtedness; restrictions contained in the agreements governing Mallinckrodt’s indebtedness and settlement obligation on Mallinckrodt’s operations, future financings and use of proceeds; Mallinckrodt’s variable rate indebtedness; Mallinckrodt’s tax treatment by the Internal Revenue Service under Section 7874 and Section 382 of the Internal Revenue Code of 1986, as amended; future changes to applicable tax laws or the impact of disputes with governmental tax authorities; the impact of Irish laws; the impact on the holders of Mallinckrodt’s ordinary shares if Mallinckrodt were to cease to be a reporting company in the United States; the comparability of Mallinckrodt’s post-emergence financial results and the projections filed with the Bankruptcy Court; and the lack of comparability of Mallinckrodt’s historical financial statements and information contained in its financial statements after the adoption of fresh-start accounting following emergence from the 2023 bankruptcy proceedings; and

(iii)	risks related to Endo’s business, including future capital expenditures, expenses, revenues, economic performance, financial conditions, market growth and future prospects; Endo changes in competitive, market or regulatory conditions; changes in legislation or regulations; global political changes, including those related to the new U.S. presidential administration; Endo’s use of artificial intelligence and data science; the ability to obtain and maintain adequate protection for intellectual property rights; the impacts of competition such as those related to XIAFLEX®; the timing and uncertainty of the results of both the research and development and regulatory processes; health care and cost containment reforms, including government pricing, tax and reimbursement policies; litigation; the performance including the approval, introduction and consumer and physician acceptance of current and new products; the performance of third parties upon whom Endo relies for goods and services; issues associated with Endo’s supply chain; Endo’s ability to develop and expand its product pipeline and to launch new products and to continue to develop the market for XIAFLEX® and other branded, sterile injectable or generic products; the effectiveness of advertising and other promotional campaigns; and the timely and successful implementation of business development opportunities and/or any other strategic priorities.

The registration statement on Form S-4 and proxy statement/prospectus and any amendments or supplements thereto that were filed by Mallinckrodt with the SEC describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 and proxy statement/prospectus is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Mallinckrodt’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, and other filings with the SEC, which are available from the SEC’s website (www.sec.gov) and Mallinckrodt’s website (www.mallinckrodt.com) and Endo’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC, which are available from the SEC’s website (www.sec.gov) and Endo’s website (www.endo.com). There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

The forward-looking statements made herein speak only as of the date hereof and Mallinckrodt and Endo do not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law. Given these uncertainties, one should not put undue reliance on any forward-looking statements.